FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

June 30, 2008

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF OPERATIONS, COMPREHEHSIVE LOSS AND DEFICIT

Unaudited

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007

EXPENSES

Management fees	$34,500	$34,500	$69,000	$69,000
Accounting	27,030	22,100	44,300	33,300
Legal	13,329	17,118	25,792	24,180
Investor relations	11,560	24,516	24,051	57,311
Office and general	10,633	16,271	21,501	26,176
Promotion and travel	7,121	11,504	20,984	20,082
Transfer agent fees	4,267	6,596	5,430	8,296
Rent	4,170	1,770	8,340	3,540
Advertising	3,440	1,827	7,016	3,935
Consulting	–	–	3,348	19,287
Filing fees	–	–	5,300	7,694
Insurance	–	–	13,500	2,300

	116,050	136,202	248,562	275,101

Loss before other items and income taxes	(116,050)	(136,202)	(248,562)	(275,101)

OTHER ITEMS

Interest income	16,756	2,670	37,128	3,143
Unrealized gain (loss) on marketable securities	2,207	–	(1,095)	–

	18,963	2,670	36,033	3,143

LOSS BEFORE INCOME TAXES	(97,087)	(133,532)	(212,529)	(271,958)

FUTURE INCOME TAX RECOVERY	–	–	335,500	–

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	(97,087)	(133,532)	122,971	(271,958)

Deficit, beginning of period	(5,272,243)	(4,961,503)	(5,492,301)	(4,823,077)

DEFICIT, end of period	$(5,369,330)	$(5,095,035)	$(5,369,330)	$(5,095,035)

LOSS PER SHARE – BASIC AND DILUTED	$(0.00)	$(0.00)	$(0.01)	$(0.01)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	40,610,447	27,108,936	40,574,458	27,066,947

ACREX Ventures Ltd.

BALANCE SHEET

	June 30,	December 31,
	2008	2007
	Unaudited
ASSETS

Current
Cash and cash equivalents	$1,548,588	$1,987,393
Marketable securities	14,440	15,535
Other receivables	12,052	63,420

	1,575,080	2,066,348

Mineral properties [Note 3]	2,748,360	2,405,492

	$4,323,440	$4,471,840

LIABILITIES

Current
Accounts payable and accrued expenses	$77,051	32,270

SHAREHOLDERS' EQUITY

Share capital [Note 4]	8,956,291	9,275,791
Contributed surplus [Note 5]	659,428	656,080
Deficit	(5,369,330)	(5,492,301)

	4,246,389	4,439,570

	$4,323,440	$4,471,840

APPROVED ON BEHALF OF THE BOARD:

/s/ “T.J. MALCOLM POWELL”

/s/ “CARL R. JONSSON”

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007

OPERATIONS

Net (loss) income	$(97,087)	$(133,532)	$122,971	$(271,958)
Add (deduct) items not involving cash:
Stock-based compensation	–	–	3,348	19,287
Unrealized gain (loss) on marketable securities	(2,207)	–	1,095	–
Future income tax recovery	–	–	(335,500)	–

	(99,294)	(133,532)	(208,086)	(252,671)

Changes in non-cash working capital balances:
Decrease (increase) in other receivables	34,241	29,832	51,368	24,235
Decrease (increase) in prepaid expenses	–	(3,500)	–	507
Increase (decrease) in accounts payable	44,059	(68,850)	44,781	15,656

	(20,994)	(176,050)	(111,937)	(212,273)

FINANCING

Recovery of share issuance costs	5,000	–	5,000	–

INVESTING

Mineral properties:
Acquisition costs	–	–	(39,000)	(10,520)
Exploration expenditures	(60,670)	(3,914)	(292,868)	(92,425)

	(60,670)	(3,914)	(331,868)	(102,945)

Decrease in cash	(76,664)	(179,964)	(438,805)	(315,218)

Cash and cash equivalents, beginning of period	1,625,252	527,711	1,987,393	662,965

CASH AND CASH EQUIVALENTS, end of period	$1,548,588	$347,747	$1,548,588	$347,747

NON-CASH INVESTING AND FINANCING ACTIVITIES

Common shares issued for mineral properties	$–	$–	$11,000	$40,000

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

1. NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. Except for the changes in accounting policies described in Note 2, these unaudited interim financial statements follow the same significant accounting policies as the annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 (“CICA 1535”), “Capital Disclosures”, Section 3862 (“CICA 3862”), “Financial Instruments – Disclosure”, and Section 3863 (“CICA 3863”), “Financial Instruments – Presentation. CICA 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. CICA 3862 and CICA 3863 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. These sections relate to disclosure and presentation only and did not have any impact on the Company’s financial results or position.

3. MINERAL PROPERTIES

	Michaud	Spanish Mountain	Don’s Lake	Honeymoon	Total

Acquisition costs
Balance, beginning of period	$75,000	$122,834	$–	$–	$197,834
Acquisition fees	–		39,500	10,500	50,000

Balance, end of period	75,000	122,834	39,500	10,500	247,834

Exploration costs
Balance, beginning of period	1,250,327	957,331	–	–	2,207,658
Drilling	164,197	–	–	–	164,197
Assays	–	70,220	–	6,496	76,716
Surveying and linecutting	–	5,454	–	6,106	11,560
Consulting	–	5,200	20,156	14,555	39,911
Other	–	–	–	484	484

Balance, end of period	1,414,524	1,038,205	20,156	27,641	2,500,526

	$1,489,524	$1,161,039	$59,656	$38,141	$2,748,360

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

3. MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn a 50% interest in certain mineral claims in the Michaud Township, Ontario, Canada. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the claims. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares. To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company agreed to pay Moneta $50,000, which it paid in 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	–
July 25, 2006 (completed)	10,000	50,000
July 25, 2007 (completed)	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	–

	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

On February 7, 2007, the Company acquired a 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group. The purchase price of these claims was $10,000 and 200,000 shares. The fair value of these shares was $40,000.

Don’s Lake gold claims, Ontario, Canada – On February 28, 2008, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Don’s Lake mineral property, consisting of 18 mineral claims covering approximately 1,344 hectares located near Sioux Lookout in northwestern Ontario, Canada.

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

3. MINERAL PROPERTIES (continued)

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share	Exploration Expenditure on or
Due Date	Payment	Issuance	Before

February 28, 2008 (completed)	$34,000	50,000	$–
May 29, 2009	25,000	50,000	300,000
May 29, 2010	50,000	50,000	200,000
May 29, 2011	81,000	50,000	400,000
May 29, 2012			400,000

	$190,000	200,000	$1,300,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 2% net smelter return (“NSR”). The Company will have a right of first refusal on a 1.0% net smelter return royalty if the Optionor desires to sell.

On February 28, 2008, the Company issued 50,000 common shares and paid $34,000 for payment of the option obligations pursuant to the Agreement. The fair value of these shares was $5,500.

Honeymoon Area claims, British Columbia, Canada – On March 12, 2008, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Honeymoon Area mineral property located near in Kamloops British Columbia, Canada.

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

March 12, 2008 (completed)	$5,000	50,000
March 12, 2009	10,000	50,000
March 12, 2010	20,000	50,000
March 12, 2011	30,000	50,000

	$65,000	200,000

The Agreement is subject to a 2% net smelter return (“NSR”). The Company will have a right of first refusal on a 1.0% net smelter return royalty for $500,000.

On March 12, 2008, the Company issued 50,000 common shares and paid $5,000 for payment of the option obligations pursuant to the Agreement. The fair value of these shares was $5,500.

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

4. SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	Six months ended June 30, 2008		Year ended December 31, 2007
	Number	Amount	Number	Amount

Balance, beginning of period	40,510,447	$9,275,791	26,908,936	$7,019,882
Shares issued for cash and other:
Private placements	–	–	12,800,000	2,504,000
Mineral properties	100,000	11,000	250,000	48,000
Agents’ fees	–	–	551,511	123,378
Share issuance cost recovery (expense)	–	5,000	–	(260,237)
Agent’s options and warrants	–	–	–	(159,232)
Reduction from renunciation of flow-through tax benefits	–	(335,500)	–	–

Balance, end of period	40,610,447	$8,956,291	40,510,447	$9,275,791

a)

On February 28, 2008, the Company issued 50,000 common shares for payment of certain mineral properties, as described in Note 3. The fair value of these shares was $5,500.

b)

On March 12, 2008, the Company issued 50,000 common shares for payment of certain mineral properties, as described in Note 3. The fair value of these shares was $5,500.

Warrants - The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance as at December 31, 2007 and June 30, 2008	7,699,755	0.46

As at June 30, 2008, the following warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

6,675,755	0.50	August 14/16, 2009
1,024,000	0.23	August 14/16, 2009

7,699,755

5. CONTRIBUTED SURPLUS

	Six months ended June 30, 2008	Year ended December 31, 2007

Balance - beginning of period	$656,080	$219,054
Stock-based compensation – stock options granted	3,348	277,794
Agent’s warrants granted	–	159,232

Balance - end of period	$659,428	$656,080

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

6. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding and exercisable at June 30, 2008:

	Number	Number
Price	Outstanding	Exercisable	Expiry Date

$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
$0.16	650,000	650,000	July 12, 2012
$0.16	1,400,000	1,375,000	December 17, 2012

	3,550,000	3,525,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange. Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms. Of the 1,400,000 options issued in December 2007, 75,000 options vest in three equal instalments in 2008

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the period ended June 30, 2008 and year ended 2007 is presented below:

	Six months ended June 30, 2008		Year ended December 31, 2007
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of period	3,550,000	$ 0.18	2,000,000	$ 0.23
Granted	–	–	2,150,000	0.13
Expired	–	–	(600,000)	0.30

Outstanding, end of period	3,550,000	$ 0.18	3,550,000	$ 0.14

Total stock based compensation expense in respect of stock options granted for the six months ended June 30, 2008 was $3,348, with a weighted average fair value of $0.13 per option.

Acrex Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2008

Expressed in Canadian dollars

(unaudited)

7. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $25,792 (June 30, 2007: $24,180) from a law firm of which a director is a principal.

The Company incurred management fees of $54,000 (June 30, 2007: $54,000) and equipment rental charges of $3,267 (June 30, 2007: $5,904) from a company owned by a director and management fees of $15,000 (June 30, 2007: $15,000) from a company owned by another director of the Company.

The Company incurred rent expense of $8,340 (June 30, 2007: $Nil) from a company which has a common director.

8. MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties in Canada. The Company does not have any externally imposed capital requirements to which it is subject.

As at June 30, 2008, the Company had capital resources consisting of cash and cash equivalents, marketable securities and other receivables. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9. FINANCIAL INSTRUMENTS

As at June 30, 2008, the Company’s financial instruments consist of cash and cash equivalents, other receivables, marketable securities and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature, except for marketable securities which are measured at fair value at period end. It is management’s opinion that the Company is not exposed to significant interest, currency and liquidity risks arising from its financial instruments.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institution.

10. SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia and Ontario.